FinTron Invest, LLC
Statements of Comprehensive Income
(Unaudited)

	For the Period January 31, 2019 to January 31, 2020	For the Period January 31, 2018 to January 31, 2019
Revenue	$ -	$ -
Expenses:		
Account Withdraws	264	3,489
Advertising & Marketing	3,230	150
Bank Charges & Fees	2,321	4,834
Bank Withdrawl	1,656	39,446
Car & Truck	294	-
Developmental Software & Supplies	21,770	-
Educational Service	707	233
Insurance	1,027	-
Legal, Licensing & Taxes	30,479	-
Other Business Expenses	1,947	-
Purchases	1,900	-
Salaries & Wages	108,265	-
Travel	688	-
Uncategorized Expense	858	-
Total Expenses	175,406	48,152
Net loss	$ (175,406)	$ (48,152)